Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Janus Henderson Investors A client-focused, global active asset manager March 2017

Combination of Janus and Henderson



Andrew Formica
CEO, Henderson
My view: key Janus strengths

- 'Client-first' culture is a great match for Henderson
- Autonomous investment teams linked by strong, centralised research capabilities; complementary to Henderson
- Powerful US brand and distribution
  - Top 30 US Mutual fund complex[1]
  - Strong mix of US, global and specialist equity strategies and growing fixed income capabilities
- Tremendous success in Japan
  - US$17bn AUM built in four years
  - Valuable partnership with Dai-ichi
- Compelling business transformation under Dick's leadership



Dick Weil
CEO, Janus
My view: key Henderson strengths

- Client-focused culture, built around active investment management
- Highly regarded investment track records in European assets, income strategies, thematic styles and alternatives; proven ability to attract strong new teams (e.g. Emerging Markets)
- Strong and reputable brand in the UK and Europe; complementary to Janus
- Expansion into Australia and the US
  - US$18bn of AUM in the US
  - US$13bn of AUM in Australia
- Successful delivery of growth and globalisation strategy, leading to above industry new business growth

Janus Henderson Investors: an independent, active asset manager with a globally relevant brand, footprint, investment proposition and client service approach

Note: AUM data as at 31 December 2016.
[1] Source: Morningstar.

JANUS CAPITAL Group
Henderson GROUP PLC
2

Compelling value creation At least US$110m of recurring annual run rate pre-tax net cost synergies within 3 years post completion; approximately US$80m by the end of the first 12 months following completion Double digit accretive to each company’s consensus EPS (excluding one-off costs) in first 12 months following completion Ambition of generating approximately 2-3 percentage points of additional AUM growth from net new money following integration Highly complementary businesses We both have client-centric, collaborative cultures Our investment capabilities are well-matched and focused on active management We have complementary geographic footprints We have well-matched corporate strategies Relevant to future client needs We see continued demand for high performance, active investment management We will have the distribution breadth to serve an increasingly global client base We will have the expertise to innovate on behalf of our clients Well positioned for market evolution With improved economies of scale, we will be better able to combat the rising cost of doing business We will be able to adapt more efficiently to regulatory change and enhanced governance expectations A robust balance sheet will improve financial stability and flexibility Compelling merger of equals Janus Henderson Investors

Recommended 100% stock merger Exchange of 0.4719 shares of Henderson for every Janus share, reflecting 1 for 10 share consolidation of existing Henderson share prior to completion of the merger Combined market capitalisation of c.US$5.6bn¹ Transaction overview Merger of equals Location and domicile Significant employee presence and executive roles in London and Denver, with Co-CEOs located in London Continue to be tax resident in the UK; incorporated in Jersey Company structure and management Combined business to be known as Janus Henderson Investors Listed on NYSE and ASX Andrew Formica and Dick Weil to lead the company as Co-CEOs Board of Directors will initially be comprised of equal numbers of current Janus and Henderson directors Pro-forma ownership c.57% Henderson and c.43% Janus² The Dai-ichi Life Insurance Company, Janus’ largest shareholder, intends to further invest in the combined company to increase its ownership interest to at least 15% Key dates Closing expected 30 May 2017, subject to customary closing conditions (including shareholder approvals) 1 Based on the market capitalisation of Henderson and Janus as at 17 March 2017. 2 Based on the fully diluted share capital of each of Henderson and Janus prior to the announcement of the merger on 3 October 2016 and excluding the dilutive effect of any New Janus Henderson shares issued pursuant to the Dai-ichi Option Agreement.

Investment management capabilities Complementary expertise across the two firms Equities Mathematical Equities Fixed Income Multi-Asset Alternatives¹ Note: AUM as at 31 Dec 2016. Exchange rate used for translation from GBP to USD: 1.24 1 Includes US$2bn of ETP assets, for which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. Pro forma AUM 31 Dec 2016: US$322bn AUM by investment capability (illustrative) Enrique Chang Global Chief Investment Officer My view: the opportunity We have the opportunity to create a collaborative investment team with global expertise, focused on strong risk-adjusted returns An increased global investment footprint will provide the teams with broader access to fundamental insights across equity and fixed income securities There are interesting opportunities to expand our alternatives and asset allocation capabilities By collaborating and learning from each other (for example in our approaches to investment research), we aim to ultimately deliver the best solutions for our clients We will continue to attract and retain the best investment talent by valuing the expertise of our managers and providing them with strong global distribution INTECH Henderson Janus US$47bn US$20bn US$156bn US$25bn US$74bn

Investment management capabilities Balanced range of global, regional and specialist styles Pro forma AUM 31 Dec 2016: US$322bn AUM by investment capability (illustrative) US$47bn US$20bn US$156bn US$25bn US$74bn Specialist Global US European Pan-Asia Regional Global Specialist Note: AUM as at 31 Dec 2016. Exchange rate used for translation from GBP to USD: 1.24. 1 Includes US$2bn of ETP assets, for which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. Equities Fixed Income Multi-Asset Alternatives¹ INTECH

Global diversification

Global asset manager with strong positions in the US, UK, Europe, Japan and Australia



EMEA
US$67bn
3
64
US$31bn
7
24
UK
Cont. Europe
Americas²
US$172bn
21
151¹
Americas²
Pan Asia
US$25bn
12
13
US$18bn
1
17
US$9bn
2
7
Japan
Australia
Other
Janus
Henderson

Note: AUM as at 31 Dec 2016. Exchange rate used for translation from GBP to USD: 1.24
¹ Includes US$2bn of ETP assets, for which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets.
² Includes Latin America.



Phil Wagstaff
Global Head of Distribution
My view: the opportunity

- With truly global investment and distribution capabilities, we have significant opportunities to cross sell and broaden our client base
- By learning from each other to create best practice client management (client & prospect tiering; a clean product shop window; improved client experience through smart use of big data and technology), we can gain market share

Sales and redemptions by client mgmt architecture³



Gross sales (as a % of AUM)
Redemptions (as a % of AUM)
20%
14%
14%
16%
Firms with robust architecture
Rest of peers

- We are building brand strength worldwide to retain clients and drive sales

Brand status³	Avg 3yr NNF³	Perceived perf. vs	Actual
Star performers	16.3%	● (green)	● (green)
Strong brand	4.3%	● (green)	● (red)
Inv. specialists	(0.4%)	● (red)	● (green)
Under performers	(7.8%)	● (red)	● (red)

³ Casey Quirk Distribution Benchmarking Study, 2015. Average 3-year net new flow ("NNF") / Opening AUM (2012 – 2014 NNF, 2011 AUM).

JANUS CAPITAL Group
Henderson GROUP PLC
7

Global distribution strength

Nearly 600 people worldwide

US distribution



266
44
276
+4%
+527%

Key opportunities
- Broader distribution and client base for Henderson products, as well as new channels (retirement, insurance, fund supermarkets)
- Scale advantages with ratings providers and wirehouses

EMEA and LatAm distribution



38
206
230
+505%
+12%

Key opportunities
- Broader distribution for Janus product range: value, thematic, mathematical and regional equities; global and thematic fixed income

Asia distribution



47
25
62
+32%
+148%

Key opportunities
- Dai-ichi relationship in Japan

Australia distribution



3
17
20
+567%
+18%

Key opportunities
- Broader distribution for Janus Global Research ('buy' rated by a leading asset consultant) and Janus / Kapstream fixed income

Global distribution



354
292
588
+66%
+101%

- Janus
- Henderson
- Janus Henderson

Note: Illustrative data as at 9 February 2017.

JANUS CAPITAL Group
Henderson GROUP PLC
8

Strategic relationship with Dai-ichi Life Holdings Committed long-term shareholder Janus’ largest shareholder, holding c.20% of issued share capital Expected dilution to c.9% on close; Dai-ichi intends to increase ownership interest in Janus Henderson to at least 15% Dai-ichi will have a seat on the Janus Henderson Group Board Dai-ichi and its affiliates have supported the build-out of Janus’ non-US business Received US$2.1bn of Dai-ichi’s general account assets Asset Management One has helped distribute another US$6.5bn across investment strategies Relationship will assist with ongoing growth in Japan: further opportunities include Distribution of additional products through Asset Management One Strategic alliance with Japan Post Insurance First investment already received into Henderson product – US$172m into European Corporate Bond; second investment into Global Growth has funded Dai-ichi relationship with Janus: Key milestones August 2012 October 2012 December 2012 December 2013 March 2016 December 2016 Announce Dai-ichi agreement Receive initial general account funding Merger of four Dai-ichi and Mizuho companies to create AM One; strategic alliance with Japan Post Insurance Reach US$2bn general account commitment Reach 20% ownership via open market purchase Total Janus AUM distributed through AM One (formerly DIAM) reaches US$6.5bn

Financial benefits At least US$110m (19% of the combined Group’s underlying EBITDA) of recurring annual run rate pre-tax net cost synergies within 3 years post completion; approximately US$80m by the end of the first 12 months following completion More than half expected from staff operating expenses in internal support functions, and non-staff related operating expenses Approximately one quarter from removing duplication of certain investment and research teams, together with economies of scale in trading activities Approximately one fifth from reducing headcount in distribution and marketing functions by rationalising management structures and consolidating teams in overlapping sales regions Integration-related costs of US$185m, US$125m of which will be incurred by the end of FY2017 and the balance in the following two years Transaction-related costs of US$65m Cost synergies Value creation Merger expected to be double digit accretive to each company’s consensus EPS (excluding one-off costs) in the first 12 months following completion Revenue synergies Dai-ichi relationship Cross-sell opportunities New joint initiatives Robust balance sheet creates financial stability and flexibility Janus Henderson Board is expected to adopt a progressive dividend policy, increasing the dividend broadly in line with growth in adjusted operating income over the medium term with a pay-out ratio consistent with Henderson’s past practice

Progress to date Integration team has had nearly six months to prepare for close People decisions taken early to create certainty for staff, the vast majority of whom are unaffected by the merger Joint ExCo working together since transaction announcement in October 2016 Substantially all US Mutual Fund Mergers agreed with Boards; proxy statements sent to shareholders Brand and fund documentation in place for Day 1; sales training well advanced; product prioritisation agreed Office moves planned for Day 1 Henderson FY2014, 2015 and 2016 accounts converted to US GAAP Primary regulatory approvals obtained Janus Henderson Board and Committee membership agreed; auditors selected Ongoing monitoring of staff morale and cultural differences

Drew Elder, Head of US Distribution “In the US we see the most immediate promise coming from an expanded actively managed product set in areas of strong client interest, including non-US equities in developed and emerging markets, income-oriented equities, and credit-oriented fixed income strategies.” Graham Kitchen, Global Head of Equities “As a leading active equity manager with global scale, Janus Henderson will have the diversity and strength in depth to deliver superior investment performance to clients, worldwide.” Kumar Phalgat, Global Head of Fixed Income “The merger gives us the opportunity to create a global multi-disciplinary network of investment research and skill, providing us with richer and deeper insights into fixed income markets, enhancing our ability to identify great risk adjusted opportunities for the benefit of all clients, and to really understand the relative value of these on a global basis. All time zones execution capability means we'll be able to put ideas to work quickly in client portfolios. We are creating a truly global network, borne out of established local expertise in all fixed income markets.” Jennifer McPeek, Chief Operating & Strategy Officer “We are integrating our firms to have a combined global operating platform, which will create cost efficiencies and also superior operating capabilities, both internally and with outsource providers. We’ll drive savings through greater bargaining power with vendors and suppliers, and leverage all of our data and technology investments across a much bigger asset base. We’ll be able to do more, better!” Roger Thompson, CFO “For the first time, both firms will have global investment capabilities and distribution. Expense synergies alone mean the deal is accretive: more exciting are the opportunities for revenue growth.” Bruce Koepfgen, Head of North America “The strategic importance of our partnership with Dai-ichi Life cannot be overstated. Our four year partnership with them has exceeded all expectations and we are eager to extend the benefits of that relationship to the entire Janus Henderson family. It is difficult to imagine a more positive partnership with greater potential.” Greg Jones, Head of EMEA & LatAm Distribution “We are optimistic about early growth opportunities in EMEA and LatAm as we combine two highly talented sales teams and create a truly global product range. Longer term, we look forward to having the freedom to manufacture new product, for example developing a range of compelling asset allocation strategies.” The opportunity Rob Adams, Head of Asia Pacific “Janus Henderson in Australia will be in an even better position to continue our strong growth path. The expansion of our capability set and service offer positions us as a true market leader and significantly improves our ability to form deeper relationships across all channels.”

Aligned vision of success Become the leading, trusted global active investment manager A clear focus on our clients Commitment to delivering superior risk adjusted returns Passionate about best-in-class service to our clients Attracting and retaining the best employee talent in the industry A deeply collaborative culture

Appendix

Janus Henderson Board Richard Gillingwater 2, 3 Chairman, Nominating / Corporate Governance Committee Chair Glenn Schafer 1, 2, 3 Deputy Chairman Andrew Formica Co-CEO Dick Weil Co-CEO Sarah Arkle 1, 3, 4 Non-Executive Director, Risk Committee Chair Kalpana Desai 1, 3 Non-Executive Director Jeffrey Diermeier 1, 3, 4 Non-Executive Director, Audit Committee Chair Kevin Dolan 3, 4 Non-Executive Director Eugene Flood Jr 3, 4 Non-Executive Director Lawrence Kochard 2, 3 Non-Executive Director, Compensation Committee Chair Angela Seymour-Jackson 2, 3 Non-Executive Director Tatsusaburo Yamamoto 3 Non-Executive Director 1 Audit Committee member, 2 Compensation Committee member, 3 Nominating / Corporate Governance Committee member, 4 Risk Committee member

Strong, experienced executive team J H Henderson Janus Dick Weil Co-CEO Andrew Formica Co-CEO David Kowalski Chief Risk Officer Jennifer McPeek Chief Operating and Strategy Officer Enrique Chang Global Chief Investment Officer Rob Adams Head of Asia Pacific Roger Thompson Chief Financial Officer Jacqui Irvine Group General Counsel and Company Secretary Bruce Koepfgen Head of North America Phil Wagstaff Global Head of Distribution H J H H H J J J J H

Henderson EGM resolutions Redenomination of issued share capital and cancellation of unissued shares Passed if two-thirds of votes cast are in favour Adoption of Interim Henderson Memorandum Passed if two-thirds of votes cast are in favour Reduction of the nominal value of the ordinary shares of Henderson following the redenomination into US Dollars Passed if two-thirds of votes cast are in favour Consolidation of every 10 Existing Henderson Shares into one New Janus Henderson Share Passed if two-thirds of votes cast are in favour Increase of share capital Passed if two-thirds of votes cast are in favour Change of name Passed if two-thirds of votes cast are in favour Adoption of New Janus Henderson Memorandum and New Janus Henderson Articles Passed if two-thirds of votes cast are in favour To approve the merger Passed if 50% of votes cast are in favour Authority to allot New Janus Henderson Shares in connection with the Dai-ichi Option Agreement Passed if 50% of votes cast are in favour Limited disapplication of pre-emption rights in connection with the Dai-ichi Option Agreement Passed if 75% of votes cast are in favour Approval of the grant of options to Dai-ichi under the Dai-ichi Option Agreement for the purposes of ASX Listing Rule 7.1 Passed if 50% of votes cast are in favour Cancellation of the listing of Existing Henderson Shares on the Official List and cessation of trading of Existing Henderson Shares on the LSE Passed if 75% of votes cast are in favour 1-8 + 12 are inter-conditional

Equities – US$156bn

AUM by style and desk (illustrative)

Style[1]	Selected key desks	AUM 31 Dec 2016[2]	Selected funds and strategies
Regional AUM 31 Dec 2016 US$107bn	US Equities	US$73bn	*Janus funds and strategies >US$4bn AUM* – Janus Mid Cap Growth – Janus Small-Mid Cap Growth – Janus Focused Equity – Janus Classic Growth – Janus US Research Growth Equity – Janus Growth & Income – Perkins Mid Cap Value Henderson Geneva
	European Equities	US$24bn	*Henderson funds >US$1bn AUM* – Henderson Gartmore Continental European – Henderson Horizon Pan European Equity – Henderson European Selected Opportunities – European Focus – Henderson Horizon Euroland – Henderson European Growth
	Asian Equities	US$4bn	Henderson China Opportunities Henderson Horizon Japan Smaller Companies
	Australian Equities	US$2bn	Henderson Australian Equity
Global AUM 31 Dec 2016 US$34bn	Global Equities	US$14bn	*Janus funds and strategies >US$2bn AUM* – Janus Global Research Equity – Janus Overseas
	Global Equity Income	US$13bn	Global Equity Income
	Global Emerging Markets	US$3bn	Henderson Emerging Market Opportunities
	Global Growth	US$1bn	Henderson Global Growth
Specialist AUM 31 Dec 2016 US$15bn	Global Technology	US$7bn	Henderson Horizon Global Technology Janus Global Technology
	Healthcare	US$6bn	Janus Global Life Sciences
	Global Property Securities	US$1bn	Henderson Horizon Global Property Equities
	Global Natural Resources	US$0.5bn	Henderson Global Natural Resources

[1] Henderson AUM reported on a direct basis.
[2] Henderson AUM reported on a managed basis.

JANUS CAPITAL Group
Henderson GROUP PLC
18

Fixed Income – US$74bn

AUM by style and desk (illustrative)

Style[1]	Selected key desks	AUM 31 Dec 2016[2]	Selected funds and strategies
Regional AUM 31 Dec 2016 US$54bn	US	US$28bn	Janus Core Plus Bond Janus Short Duration Janus Long Duration Janus US Investment Grade Janus US High Yield
	UK	US$17bn	UK Government Bond Sterling Investment Grade Credit Henderson Buy and Maintain Credit
	Australian	US$7bn	Henderson Australian Fixed Interest Henderson Tactical Income
	European	US$4bn	Henderson Euro Investment Grade Henderson Euro High yield Bond Henderson Secured Loans
Global AUM 31 Dec 2016 US$15bn	Absolute Return / Unconstrained[3]	US$9bn	Janus Absolute Return Income Janus Unconstrained Bond
	Global Investment Grade Credit	US$2bn	Janus Global Investment Grade Henderson Global Investment Grade Henderson Buy and Maintain Credit
	Global Multi Sector	US$2bn	Janus Global Multi-Sector Bond Henderson Total Return Bond Henderson Diversified Credit
	Global High Yield	US$1bn	Janus Global High Yield Henderson Global High Yield
	Global Emerging Markets	US$0.1bn	Henderson Emerging Market Corporate
Specialist AUM 31 Dec 2016 US$5bn	Strategic Income	US$4bn	Henderson Strategic Bond / Strategic Income Henderson Fixed Interest Monthly Income
	Multi-Asset Credit	US$1bn	Henderson Multi-Asset Credit

[1] Henderson AUM reported on a direct basis.
[2] Henderson AUM reported on a managed basis.
[3] Henderson Absolute Return Bond and Henderson Credit Alpha are included within Alternatives.

JANUS CAPITAL Group
Henderson GROUP PLC
19

Multi-Asset – US$25bn / Alternatives – US$20bn

Multi-Asset (illustrative)

Strategy	Strategy AUM[1] 31 Dec 2016	Selected funds
Henderson		
Multi-manager	US$1.7bn	Henderson Multi-Manager Income & Growth
Diversified	US$0.3bn	Henderson Diversified Growth
Janus		
Balanced	US$18.0bn	
Global Allocation	US$0.9bn	

Alternatives (illustrative)

Selected key desks	Desk AUM[1] 31 Dec 2016	Selected funds	Fund AUM[1] 31 Dec 2016
Equities	US$9.7bn	Henderson Gartmore UK Absolute Return	US$4.4bn
		Henderson UK Absolute Return	US$2.3bn
		Henderson Horizon Pan European Alpha	US$1.2bn
Property	US$4.0bn	Henderson UK Property	US$4.0bn
Fixed Income	US$0.9bn	Henderson Credit Alpha	US$0.6bn
		Henderson Instl Absolute Return Bond	US$0.3bn
Commodities and Agriculture	US$1.2bn	Various absolute and total return institutional mandates	

[1] Henderson AUM reported on a managed basis.

JANUS CAPITAL Group
Henderson GROUP PLC
20

US$46.7bn INTECH – US$47bn INTECH’s focus on new capabilities has led to further globalisation and diversification 44% of INTECH’s AUM is now domiciled outside the U.S. Non-US AUM has grown at a compound annual growth rate of 23%, from the end of 2010 through 2016, and flows have been positive for 6 consecutive years In 2016, INTECH had some disappointing investment performance, primarily due to meaningful underperformance in 2H16 Going forward, INTECH is focusing on further diversifying its global business across client type, geography and products by providing institutional investors with customisable risk/return objectives AUM by domicile Annualised return versus benchmark 5 largest relative return strategies¹ US$47.6bn 1 Total AUM for the 5 strategies is US$27.7bn or 59% of INTECH’s total AUM, as at 31 Dec 2016. Non-US US (%, net of fees) for periods ended 31 Dec 2016 1 yr 3 yr 5 yr US Enhanced Plus (4.31) (0.51) (0.54) Global Large Cap Core ex. Japan (Kokusai) (6.50) (1.83) (0.37) Global Large Cap Core (6.64) (1.76) (0.37) US Broad Large Cap Growth (0.37) (0.76) (0.14) US Broad Enhanced Plus (2.81) (0.62) (0.53) 73% 56% 27% 44% 31 December 2013 31 December 2016

Circular extract: Janus Henderson pro forma P&L Janus Henderson unaudited pro forma combined income statement – year ended 31 December 2016 Note: Extract from page 101 of the Circular. Extract references referred to above can be found on the following pages in the Circular: 4(a) – Page 106; 4(b)(iv) – Page 108; 4(e) – Page 110; 4(f) – Page 110.

Circular extract: adjusted Janus P&L Unaudited adjusted Janus income statement – year ended 31 December 2016 Note: Extract from page 104 of the Circular. Extract references referred to above can be found on the following pages in the Circular: 2(a) – Page 106; 2(c) – Page 106; 2(d) – Page 106.

Reconciliation: Henderson IFRS to US GAAP

In US GAAP and US$

Henderson consolidated income statement (IFRS)
Year ended 31 Dec 2016

	FY16 IFRS as reported £m	US GAAP Adjs £m	FY16 US GAAP (IFRS hierarchy) £m
Income			
Gross fee and deferred income	738.0	–	738.0
Commissions and deferred acquisition costs	(154.3)	–	(154.3)
Net fee income	**583.7**	**–**	**583.7**
Income/(loss) from associates	(2.2)	–	(2.2)
Finance Income	10.5	(18.4)	(7.9)
Net income	**592.0**	**(18.4)**	**573.6**
Expenses:			
Operating expenses	(390.2)	(1.3)	(391.5)
Amortisation and depreciation	(57.3)	36.9	(20.4)
Total operating expenses	**(447.5)**	**35.6**	**(411.9)**
Finance and investment expenses	(5.3)	–	(5.3)
Total expenses	**(452.8)**	**35.6**	**(417.2)**
Profit/(loss) before tax	**139.2**	**17.2**	**156.4**
Tax (charge)/credit	(29.6)	4.1	(25.5)
Profit/(loss) after tax	**109.6**	**21.3**	**130.9**
Non-controlling interests	–	8.6	8.6
Profit/(loss) after tax	**109.6**	**29.9**	**139.5**

Henderson consolidated statement of comprehensive income (US GAAP)
Year ended 31 Dec 2016

	FY16 US GAAP (US GAAP hierarchy) £m	Reclass Adjs £m	FY16 US GAAP (US GAAP hierarchy) £m	FY16 US GAAP (US GAAP hierarchy) US$m
Revenues				
Management fees	505.9	134.6	640.5	867.8
Performance fees	40.4	-	40.4	54.8
Other revenue	37.3	19.7	57.1	77.3
Total revenue	**583.7**	**154.3**	**738.0**	**999.9**
Operating expenses				
Employee compensation and benefits	201.9	-	201.9	273.5
Long-term incentive compensation	64.6	-	64.6	87.5
Distribution expenses	-	154.3	154.3	209.1
Amortization and depreciation	20.5	-	20.5	27.8
Investment administration	34.1	-	34.1	46.2
General, administrative and occupancy	90.9	0.4	91.3	123.7
Total operating expenses	**411.9**	**154.8**	**566.7**	**767.8**
Operating income	**171.8**	**(0.4)**	**171.3**	**232.1**
Finance income	(7.9)	7.9	-	-
Finance and investment expenses	(5.3)	5.3	-	-
Interest expenses	-	(4.9)	(4.9)	(6.6)
Investment (losses)/gains, net	-	(8.6)	(8.6)	(11.7)
Other non-operating (loss)/income, net	(2.2)	0.8	(1.4)	(1.9)
Income before taxes	**156.4**	**0.0**	**156.4**	**211.9**
Income tax provision	(25.5)	-	(25.5)	(34.6)
Net income	**130.8**	**0.0**	**130.9**	**177.3**
Non-controlling interests	8.6	-	8.6	11.7
Net income	**139.5**	**-**	**139.5**	**189.0**

Note: All figures include underlying, acquisition related and non-recurring items. 2016 average exchange rate used for translation from GBP to USD: 1.35. Numbers may not cast due to rounding.

JANUS CAPITAL Group

Henderson GROUP PLC

24

Indicative timetable to completion Key activities Dates Henderson 1Q trading statement 19 April 2017 Janus 1Q results 20 April 2017 Janus Special Shareholder Meeting to approve merger 25 April 2017 Henderson AGM and EGM 26 April 2017 Record date Henderson final and extraordinary dividend¹ Janus 1Q dividend 5 May 2017 Dividend payment date Henderson final and extraordinary dividend¹ Janus 1Q dividend 19 May 2017 Henderson ordinary shares to de-list from the Official List and the LSE 30 May 2017 Janus Henderson ordinary shares to commence trading on the NYSE 30 May 2017 Janus Henderson CDIs issued for trading on the ASX 31 May 2017 1 As announced in the market release dated 24 January 2017, the Group intends to pay Henderson shareholders an extraordinary dividend, reflecting its 1Q17 earnings, prior to the closing of the merger. The anticipated dividend payment will be of commensurate value to any Janus 1Q17 dividend, and remains subject to final Henderson Board approval.

Share transition

Event	Expect date	Notes
Final day of dealings in 'pre-consolidation' Henderson CDIs on ASX	24 May 2017	
Commencement of trading in 'consolidated' Janus Henderson CDIs on a deferred settlement basis on ASX	25 May 2017, 8.00am (Sydney)	The ticker will show as "HGGDA" during this time.
Cross-boarder movements between 'pre-consolidation' Henderson shares and CDIs suspended: • Henderson CDIs to Henderson shares • Henderson shares to Henderson CDIs	 • 25 May 2017, 4.30pm (Sydney) • 25 May 2017, 4.30pm (London)	
CDI Consolidation record time	26 May 2017, 7pm (Sydney)	
Final day of dealings in Henderson shares on LSE	26 May 2017	
Share Consolidation record time	26 May 2017, 6pm (London)	1 for 10 consolidation, to take share price above NYSE minimum
Completion date	30 May 2017	
De-listing of Henderson shares from the Official list and the LSE	30 May 2017, 8am (London)	
Issue of Janus Henderson shares in connection with the merger	30 May 2017, prior to 8am (NY)	
Admission and commencement of dealings in Janus Henderson shares on NYSE	30 May 2017, 8am (NY)	
Issue of Janus Henderson DIs to CREST participant accounts and crediting of Janus Henderson CSN facility accounts	30 May 2017	
Issue of new 'consolidated' Janus Henderson CDIs	31 May 2017, prior to 8am (Sydney)	
Cross-border movements between Janus Henderson shares, Janus Henderson Dis and Janus Henderson CDIs commence	31 May 2017	
Commencement of normal trading in new 'consolidated' Janus Henderson CDIs on ASX under ticker HGG	5 June 2017	CDI ticker will continue as HGG until 13 June 2017
Name change effected by ASX; commencement of normal trading in new 'consolidated' Janus Henderson CDIs on ASX under ticker JHG	13 June 2017	Ticker will change from HGG to JHG

26

Note: Source: NASDAQ; Approximate UK register split shown as at 17 Mar 2017. 1 Janus Henderson expects to maintain its inclusion in the ASX 100 and Russell indices. Janus Henderson will not be automatically included in any S&P indices but will seek inclusion for the Combined Group as soon as practicable following completion. Henderson shareholder base Australian CDIs Henderson employees Two disclosed holdings (predominantly in global funds) Other active holdings via UK listing UK index funds Following Completion, Janus Henderson’s weighting within the S&P and Russell indices will be greater than the weightings of Janus Dai-ichi Life intends to increase its holding of Janus Henderson from c.9% on close to at least 15%

Contacts Investor enquiries Miriam McKay +44 (0) 20 7818 2106 Head of Investor Relations miriam.mckay@henderson.com Louise Curran +44 (0) 20 7818 5927 Investor Relations Manager louise.curran@henderson.com Investor Relations +44 (0) 20 7818 5310 investor.relations@henderson.com Media enquiries Angela Warburton +44 (0) 20 7818 3010 Global Head of Communications angela.warburton@henderson.com United Kingdom: FTI Consulting Andrew Walton +44 (0) 20 3727 1514 Asia Pacific: Honner Rebecca Piercy +61 2 8248 3740

Henderson Group plc 201 Bishopsgate, London EC2M 3AE Important information This presentation issued by Henderson Group plc (or the “Group”) is a summary of certain information contained in the stock exchange announcements dated 9 February and 20 March 2017 (relating to the Group’s 2016 full year results to 31 December 2016, and the Group’s 2016 full year results to 31 December 2016 prepared in US GAAP and presented in US Dollars, respectively) and should be read in conjunction with, and subject to, the full text of those announcements. In connection with the proposed merger, Henderson has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which was declared effective by the SEC on March 21, 2017, containing a proxy statement of Janus Capital Group and other documents regarding the proposed merger. Before making any voting or investment decision, the respective investors and shareholders of Henderson and Janus Capital Group are urged to carefully read the entire registration statement of Henderson, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Henderson, Janus Capital Group and the proposed merger. The registration statement and other related documents filed by Henderson and Janus Capital Group are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Henderson’s website, www.henderson.com or at Janus Capital Group’s website www.janus.com, respectively. This presentation contains forward-looking statements with respect to the financial condition, results and business of the Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that may or may not occur in the future. There are a number of factors that could cause the Group’s actual future performance and results to differ materially from the results expressed or implied in these forward-looking statements. The forward-looking statements are based on the Directors’ current view and information available to them at the date of this presentation. The Group makes no undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Nothing in this presentation should be construed as a profit forecast.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a substitute for the definitive proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group has filed and the SEC has declared effective, a definitive registration statement on Form F-4 that contains a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q.  Copies of the proxy statement have been mailed to the shareholders of Janus Capital Group.  Copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.